Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

Universal Health Realty Income Trust:

We consent to the use of our reports dated March 6, 2015 with respect to the consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule III, real estate and accumulated depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

November 30, 2015